Exhibit 99.1

Ituran Awarded First Multi-Year Contract for Big Data

Traffic-Monitoring Platform

Contract with entities under the Israeli Ministry of Transport leveraging Ituran’s Big Data platform, analyzing anonymized data from over one million vehicles to guide national transport policy

AZOUR, Israel – September 9, 2026 – Ituran Location and Control Ltd. (Nasdaq: ITRN), a global leader in vehicle telematics and OEM connectivity solutions, today announced that it has been awarded a contract to provide entities of the Israeli Ministry of Transport (MOT) with a Software-as-a-Service (SaaS) solution for monitoring live traffic behavior across Israel’s main roads. The contract spans up to four years and is valued at over NIS 21 million (approximately US$7 million), of which the first year, amounting to NIS 5 million (approximately $1.7 million), is guaranteed.

The service is delivered through Ituran’s proprietary Big Data platform, analyzing anonymized data from more than one million vehicles, representing approximately one quarter of all vehicles in the country1. The platform provides macro-level insight into traffic and driver behavior across Israel’s road network, which entities under the Ministry of Transport will use to guide policy and future road investment.

Eyal Sheratzky, co-CEO of Ituran, commented, “This project marks an important step in validating the value of our Big Data platform beyond our core telematics and stolen vehicle recovery services. Our three decades of experience together with the aggregated insights from over one million connected vehicles, enables us to support governments invest in safer, smarter and more efficient roads. For Ituran, it launches a new, recurring revenue stream built on data assets we already own. We believe this is a strong example of how our decades of telematics expertise and unique data assets can serve both the public sector and the broader mobility ecosystem.”

Mr. Sheratzky continued, “Being awarded our first multi-year commercial contract is a significant advance in our Big Data initiative, one of three new growth initiatives announced earlier this year. These also include IturanMob, our shared mobility management platform recently launched in the United States, and our platform for monetizing carbon credits for electric vehicle drivers.”

About Ituran

Ituran is a leader in the mobility technology field, providing value-added location-based services, including a full suite of services for the connected car. Ituran offers Stolen Vehicle Recovery, fleet management, as well as mobile asset location, management and control services for vehicles, cargo and personal security for the retail and insurance industries and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel Aviv-based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2.7 million subscribers using its location-based services with a market-leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Colombia, India, Canada and the United States.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the term and value of the contract described above, the option to extend it, and its expected contribution to the Company's revenue and margins. These statements reflect the Company's current expectations and are subject to risks and uncertainties, including the possibility that the contract is terminated, reduced in scope or not extended, and the other risk factors described in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please visit Ituran’s website at: www.ituran.com

Company Contact Udi Mizrahi udi_m@ituran.com Deputy CEO and VP Finance, Ituran (Israel) +972 3 557 1348	International Investor Relations Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040

1 https://www.ceicdata.com/en/indicator/israel/number-of-registered-vehicles